Exagen Inc.
1261 Liberty Way
Vista, California 92081

November 28, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Abby Adams

Re:	Exagen Inc. Registration Statement on Form S-3 File No. 333-275632 (the "Registration Statement") Acceleration Request
Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Exagen Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Wednesday, November 29, 2023, at 4:01p.m., Eastern Time, or as soon as thereafter practicable.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Please contact Melanie Ruthrauff Levy or Jason Miller of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (858) 314-1873 or (858) 314-2140, respectively, with any questions regarding this request.

Very truly yours,

EXAGEN INC.

/s/ John Aballi

John Aballi, Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Scott Stanton, Esq. Melanie Ruthrauff Levy, Esq. Jason Miller, Esq.